Exhibit 12

MINN DAK FARMERS COOPERATIVE
COMPUTATION OF RATIO OF NET PROCEEDS TO FIXED CHARGES
(IN THOUSANDS)

	2011	2010	2009	2008	2007
Earnings:
Net proceeds before income taxes from Continuing operations	186,766	100,233	96,053	110,863	148,415
Fixed charges, excluding capitalized interest, see below	2,491	1,974	2,018	3,230	4,297
Amortization of capitalized interest	91	93	94	106	106

Net Proceeds	189,348	102,300	98,165	114,199	152,818

Fixed Charges:
Interest Expense	2,491	1,974	2,018	3,230	4,297
Interest factor included in rentals (1)	0	0	0	0	0

Fixed charges, excluding capitalized Interest	2,491	1,974	2,018	3,230	4,297
Interest capitalized	0	0	0	0	0
Fixed Charges	2,491	1,974	2,018	3,230	4,297

Ratio of net proceeds to fixed charges	76.01	51.82	48.64	35.36	35.56

(1)

The company does lease certain items, such as office equipment. Due to the proportionately small amounts involved, interest on such lease payments has not been included in the total of the company’s fixed charges of the calculation of this ratio.

97